     As Filed with the Securities and Exchange Commission on July 12, 2002


                                                     Registration No. 333-87566

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               -----------------


                                AMENDMENT NO. 2

                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                         HIBBETT SPORTING GOODS, INC.
            (Exact name of registrant as specified in its charter)

                               -----------------

                     Delaware                  63-1074067
                  (State or Other           (I.R.S. Employer
                   Jurisdiction            Identification No.)
                of Incorporation or
                   Organization)

                              451 Industrial Lane
                           Birmingham, Alabama 35211
                                (205) 942-4292
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

                                 Gary A. Smith
                  Vice President and Chief Financial Officer
                         Hibbett Sporting Goods, Inc.
                              451 Industrial Lane
                           Birmingham, Alabama 35211
                                (205) 942-4292
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                               -----------------

                                  Copies To:

                              Steven Della Rocca
                               Latham & Watkins
                         885 Third Avenue, Suite 1000
                           New York, New York 10022
                                (212) 906-1200

                               -----------------

   Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(A), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION, DATED JULY 12, 2002


PROSPECTUS

                               1,960,081 SHARES

[LOGO] HIBBETT SPORTS

                         HIBBETT SPORTING GOODS, INC.

                                 COMMON STOCK

                               -----------------

   All of the shares of our common stock are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.


   Our common stock is quoted on the Nasdaq National Market under the symbol "HIBB." The last reported sale price of our common stock on the Nasdaq National Market on July 11, 2002 was $24.00 per share.


                               -----------------

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------


                  The date of this Prospectus is ______, 2002

                               TABLE OF CONTENTS


         Notice Regarding Arthur Andersen LLP...................... ii
         Hibbett Sporting Goods, Inc...............................  1
         Risk Factors..............................................  2
         Forward-Looking Statements................................  7
         Market For Our Common Stock...............................  8
         Use of Proceeds...........................................  8
         Selected Summary Consolidated Financial and Operating Data  9
         Business.................................................. 10
         Selling Stockholders...................................... 18
         Plan of Distribution...................................... 19
         Legal Matters............................................. 21
         Experts................................................... 21
         Where You Can Find More Information....................... 21
         Incorporation of Documents by Reference................... 22

                     NOTICE REGARDING ARTHUR ANDERSEN LLP



   Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Arthur Andersen LLP was our principal independent accountant until their dismissal on May 9, 2002. Prior to the date of this prospectus, the Arthur Andersen partners who reviewed our most recent audited financial statements resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the inclusion in this registration statement of its audit reports originally issued on March 13, 2002 with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without the written consent of Arthur Andersen. Accordingly, Arthur Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                         HIBBETT SPORTING GOODS, INC.

   We are a rapidly-growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.


   As of May 4, 2002, we operated 338 stores in 20 contiguous states in the southeast, mid-Atlantic, and midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store, or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our 318 Hibbett Sports stores, we operated 16 Sports Additions stores and four Hibbett Superstores as of May 4, 2002.



   Since the beginning of fiscal year 1997 through the first quarter ended May 4, 2002, we have expanded from 67 stores to 338 stores. From fiscal year 1997 through fiscal year 2002, net sales and diluted earnings per share have grown at compound annual growth rates of 22.8% and 23.1%, respectively. We have demonstrated positive comparable store sales increases every fiscal year since fiscal year 1997 and reported a comparable store sales increase of 2.7% for the 52-week period ended February 2, 2002 as compared to the same period in the prior fiscal year and 3.9% for the first quarter ended May 4, 2002 as compared to the quarter ended May 5, 2001.



   We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nine of these stores through May 4, 2002. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our clustered expansion program, which calls for opening new stores within a two-hour driving distance of an existing Hibbett location, allows us to take advantage of efficiencies in distribution, marketing and regional management. During the last half of fiscal year 2000, we expanded our distribution center to accommodate our recent growth and continued expansion. The facility can support up to 550 stores without additional expansion.


   We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 451 Industrial Lane, Birmingham, Alabama 35211 and our telephone number is (205) 942-4292.

Recent Developments


   On January 10, 2002, we announced a 3 for 2 stock split of our shares of common stock. The stock split was effected in the form of a 50% stock dividend which was distributed on February 19, 2002 to stockholders of record on February 1, 2002.



   As recommended by our Audit Committee, on May 9, 2002 our Board of Directors
(i) dismissed our independent public accountants, Arthur Andersen LLP, and notified Arthur Andersen LLP of such dismissal and (ii) selected KPMG LLP to serve as our independent public accountants for our fiscal year ending February 1, 2003. Please see "Notice Regarding Arthur Andersen LLP," "Risk Factors - Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action," " Risk Factors--You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws" and "Experts."

                                 RISK FACTORS

   You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes incorporated herein by reference.

We may be unable to achieve our expansion plans for future growth.


   We have grown rapidly primarily through opening new stores, growing from 67 stores at the beginning of fiscal year 1997 to 338 stores at May 4, 2002. We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nine of these stores through May 4, 2002. Our continued growth will depend, in large part, upon our ability to open new stores in a timely manner and to operate them profitably. Additionally, successful expansion is subject to various contingencies, many of which are beyond our control. These contingencies include, among others:


  .   our ability to identify and secure suitable store sites on a timely basis;

  .   our ability to negotiate advantageous lease terms;

  . our ability to complete any necessary construction or refurbishment of these sites; and

  .   the successful integration of new stores into existing operations.

   As our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales and other employees. We cannot assure you that we will be able to attract and retain personnel as needed in the future. If we are not able to hire capable store managers and other store level personnel, we will not be able to open new stores as planned and our revenue growth and operating results will suffer.

   We cannot give any assurances that we will be able to continue our expansion plans successfully; that we will be able to achieve results similar to those achieved with prior locations; or that we will be able to continue to manage our growth effectively. Our failure to achieve our expansion plans could materially adversely affect our business, financial condition and results of operations. In addition, our operating margins may be impacted in periods in which incremental expenses are incurred as a result of new store openings.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our sales.

   In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues and profitably will decline. In addition, our sales could be adversely affected by a downturn in the economic conditions in the markets in which we operate.

Our inability to identify, and anticipate changes in, consumer demands and preferences and our inability to respond to such consumer demands in a timely manner could reduce our sales.

   Our products appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Our success depends on our ability to identify product trends as well as to anticipate and respond to changing merchandise trends and consumer demand in a timely manner. We cannot assure you that we will be able to continue to offer assortments of products that appeal to our customers or that we will satisfy changing consumer demands in the future. Accordingly, if:

  .   we are unable to identify and respond to emerging trends;

  . we miscalculate either the market for the merchandise in our stores or our customers' purchasing habits; or

  . consumer demand dramatically shifts away from athletic footwear and apparel our business, financial condition, and results of operations could be materially adversely affected. In addition, we may be faced with significant excess inventory of some products and missed opportunities for other products, which would decrease our profitability.

If we lose any of our key vendors or any of our key vendors fail to supply us with merchandise, we may not be able to meet the demand of our customers and our sales could decline.

   Our business is dependent to a significant degree upon close relationships with vendors and our ability to purchase brand name merchandise at competitive prices. During fiscal year 2002, our largest vendor, Nike, represented approximately 27% of our purchases. The loss of key vendor support could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that we will be able to acquire such merchandise at competitive prices or on competitive terms in the future. In this regard, certain merchandise that is in high demand may be allocated by vendors based upon the vendors' internal criteria which are beyond our control.

   In addition, we believe many of our vendors source their products from China and other foreign countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

Pressure from our competitors may force us to reduce our prices or increase our spending, which would lower our revenue and profitability.

   The business in which we are engaged is highly competitive. The marketplace for sporting goods remains highly fragmented as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. Hibbett Sports stores compete with national chains that focus on athletic footwear, local sporting goods stores, department and discount stores, traditional shoe stores and mass merchandisers. Many of our competitors have greater financial resources than we do. In addition, many of our competitors employ price discounting policies that, if intensified, may make it difficult for us to reach our sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. We cannot guarantee that we will continue to be able to compete successfully against existing or future competitors. Expansion into markets served by our competitors, entry of new competitors or expansion of existing competitors into our markets could be detrimental to our business, financial condition and results of operations.

Our operating results are subject to seasonal and quarterly fluctuations, which could cause the market price of our common stock to decline.

   We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales, operating income and net income. Our net sales, operating income and net income are typically higher in the fourth quarter due to sales increases during the Christmas season. An economic downturn during this period could adversely affect us to a greater extent than if such downturn occurred at other times of the year.

Our operating results may fluctuate as we open new stores.





   We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nine of these stores through May 4, 2002. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our results of operations may vary significantly as a result of the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-operating expenses associated with new stores, and the relative proportion of new stores to mature stores. Any significant decline in our stock price as a result of these variations could adversely affect our stock price.


We would be materially and adversely affected if our single distribution center were shut down.

   We operate a single centralized distribution center in Birmingham, Alabama. We receive and ship substantially all of our merchandise at our distribution center. Any natural disaster or other serious disruption to this facility due to fire, tornado or any other cause would damage a portion of our inventory and could impair both our ability to adequately stock our stores and our sales and profitability. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.




We depend on key personnel, and if we lose the services of any of our principal executive officers, including Michael J. Newsome, our Chief Executive Officer, we may not be able to run our business effectively and our operating results could suffer.



   We have benefited from the leadership and performance of our senior management, especially Michael J. Newsome, our Chief Executive Officer. Mr. Newsome has been instrumental in directing our business strategy within the small to mid-sized markets in the southeast, mid-Atlantic and Midwest and maintaining long term relationships with our key vendors. Our overall success and the success of our expansion strategy will depend on our ability to retain our current management, including Mr. Newsome, and our ability to attract and retain qualified personnel in the future. As we continue to grow, we will continue to hire, appoint or otherwise change senior managers and other key executives. We do not maintain key man life insurance on any of our personnel nor do we have any employment or non-competition agreements with any of our executive officers. The loss of services of Mr. Newsome for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss of certain of our other principal executive officers could affect our ability to run our business effectively and our ability to successfully expand our operations.




Failure to successfully install and implement our new management information systems could cause interruptions to our business and impair our future growth.

   We need quality and scalable management information systems to efficiently operate our stores and to successfully implement our new store growth strategy. Our systems include integrated merchandising, point of sale, warehouse and financial systems.

   We have recently replaced many of our key information systems. If we experience problems with our new systems, we may incur significant costs and interruptions to our business, which could adversely affect our operations. We completed installing a new point of sale system from Data Vantage in the summer of 2001. In addition, in January of 2002 we implemented a new warehouse management system from Manhattan Associates. These systems are new and we cannot assure you they will operate acceptably. Failure to smoothly transition to the new software could impair our ability to track key financial indicators and data and control our costs and could otherwise impair our operations.

Provisions in our charter documents and Delaware law might deter acquisition bids for us.

   Certain provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things:

  . classify our board of directors into three classes, each of which will serve for different three year periods;

  . provide that a director may be removed by stockholders only for cause by a vote of the holders of not less than two-thirds of our shares entitled to vote;

  . provide that all vacancies on our board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum;

  . provide that special meetings of the stockholders may only be called by the chairman of the board of directors, a majority of the board of directors or upon the demand of the holders of a majority of the shares entitled to vote at any such special meeting; and

  . require a vote of the holders of not less than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of our certificate of incorporation and bylaws.

In addition, our board of directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of common stock. We are also subject to the Delaware business combination statute, which may render a change in control of us more difficult.

Shares eligible for sale could adversely affect our stock price.


   We cannot predict the effect, if any, that future sales of common stock, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time. As of May 4, 2002 we had 10,040,133 shares of our common stock outstanding. Pursuant to this registration statement, the selling stockholders may sell up to an aggregate of 1,961,081 shares from time to time. In addition, 114,634 shares held by our senior management may be sold pursuant to Rule 144 of the Securities Act, subject to the limitations set forth thereunder. In addition, we have granted 597,611 options to purchase our common stock pursuant to our stock option plans and we have reserved an additional 425,879 shares of common stock for issuance upon the exercise of options granted pursuant to our stock option plans. Sales of substantial amounts of our common stock, including the sale of the shares being offered by this prospectus, or the perception that such sales could occur, might adversely affect the value of our common stock. These factors could also make it more difficult for us to raise funds through future offerings of our common stock.





Our common stock is held by a limited number of record holders which may limit your ability to resell our common stock.



   As of May 4, 2002, there were 36 record holders of our common stock. Due to the small number of record holders, the trading volume of our common stock may fluctuate. If the number of record holders of our common stock decreases or if the trading volume of our common stock is not large enough, an active trading market for our common stock may be limited or may not exist at all. If our trading market is limited or no active trading market exists, you may not be able to resell your common stock at their fair market value or at all. In addition, any decrease in the number of record holders or trading volume of our common stock may cause the price of our common stock to decline.

Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action.



   On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP, our independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, guilty of federal obstruction of justice charges arising from the federal government's investigation of Enron Corp.



   In light of the jury verdict and the underlying events, Arthur Andersen has informed the SEC that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines another date is appropriate. A substantial number of Arthur Andersen's personnel have already left the firm, including the individuals responsible for auditing our audited financial statements for the fiscal years ended January 29, 2000 and February 3, 2001 included in this prospectus, and substantially all remaining personnel are expected to leave Arthur Andersen in the near future. The ability of the firm to continue to survive, avoid a bankruptcy filing and satisfy any judgments obtained against them is in doubt. Because it is unlikely that Arthur Andersen will survive, you are unlikely to be able to exercise effective remedies or collect judgments against them.



   Moreover, as a public company, we are required to file with the SEC financial statements audited or reviewed by an independent public accountant. On June 15, 2002 the SEC issued a statement that it will continue to accept financial statements audited by Arthur Andersen on an interim basis if Arthur Andersen is able to make certain representations to its clients concerning audit quality controls. Arthur Andersen has made such representations to us. However, for the reasons noted above, Arthur Andersen will not be able to make these representations in the future or to provide other information or documents that would customarily be received by us in connection with this offering, including consents and "comfort letters." In addition, Arthur Andersen will not be able to perform procedures to assure the continued accuracy of its report on our audited financial statements included in this prospectus for the fiscal years ended January 29, 2000 and February 3, 2001. Arthur Andersen will not be able to provide such information and documents and perform such procedures in future financings and other transactions. As a result, we may encounter delays, additional expense and other difficulties in this offering, future financings or other transactions.





   As recommended by our Audit Committee, on May 9, 2002 our Board of Directors
(i) dismissed our independent public accountants, Arthur Andersen, and notified Arthur Andersen of such dismissal and (ii) selected KPMG LLP to serve as our independent public accountants for our fiscal year ending February 1, 2003. Please see "Notice Regarding Arthur Andersen LLP," "Risk Factors - Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action," "Risk Factors--You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws" and "Experts."



You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws.



   In reliance on Rule 437a under the Securities Act, we have not filed a written consent of Arthur Andersen with respect to the inclusion in this prospectus of their reports regarding the audited financial statements for the fiscal years ended January 29, 2000 and February 3, 2001. Because Arthur Andersen has not provided a written consent to the inclusion of its reports in this prospectus, you will not be able to recover against Arthur Andersen under
Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. Furthermore, relief in connection with claims that may be available to stockholders under the federal securities laws against auditing firms may not be available to stockholders as a practical matter against Arthur Andersen should it cease to operate or become financially impaired.

                          FORWARD-LOOKING STATEMENTS



   This prospectus contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others:



  .   our ability to execute our expansion plans;



  .   a shift in the demand for our merchandise;



  .   our ability to obtain brand name merchandise at competitive prices;



  .   the effect of regional or national economic conditions;



  .   the effect of competitive pressures from other retailers;



  .   the ability to attract and retain qualified personnel; and



  . other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."



   In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "anticipates," "intends," or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

                          MARKET FOR OUR COMMON STOCK



   Our common stock is traded on the NASDAQ National Market (NASDAQ) under the symbol HIBB. The following table sets forth, for the periods indicated the high and low closing sales prices of shares of the common stock as reported by NASDAQ.



                                                            High   Low
                                                           ------ ------
        Fiscal 2001:
        First Quarter (January 30 to April 29)............ $16.17 $ 9.08
        Second Quarter (April 30 to July 29).............. $17.00 $12.92
        Third Quarter (July 30 to October 28)............. $18.25 $14.50
        Fourth Quarter (October 29 to February 3)......... $24.54 $15.83
        Fiscal 2002:
        First Quarter (February 4 to May 5)............... $23.59 $15.42
        Second Quarter (May 6 to August 4)................ $28.00 $13.80
        Third Quarter (August 5 to November 3)............ $20.48 $14.45
        Fourth Quarter (November 4 to February 2)......... $23.40 $16.13
        Fiscal 2003:
        First Quarter (February 3 to May 4, 2002)......... $27.50 $20.75
        Second Quarter (May 5, 2002 through July 11, 2002) $28.50 $23.76



   On July 11, 2002, the last reported sale price for our common stock as quoted by NASDAQ was $24.00 per share.



   The market price of our common stock could be subject to significant fluctuations in response to many factors, including:



  . our operating results failing to meet the expectations of securities analysts or investors in any quarter;



  .   downward revisions in securities' analysts estimates;



  .   material announcements by us or our competitors;



  . sales of a substantial number of shares of our common stock, including sales of the common stock being offered by this prospectus;



  .   the limited number of record holders of our common stock; or



  .   adverse changes in general market conditions or economic trends.



   As a result of fluctuations in the price of our common stock you may be unable to sell your shares at or above the price you paid for them. If our stock price declines significantly the liquidity of our common stock may be reduced and you may be unable to sell your shares at all.



   In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations and other factors may adversely affect the market price of our common stock. In addition, the absence or discontinuance of the listing of our common stock on the Nasdaq National Market could adversely affect the liquidity and price of our common stock.


                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

          SELECTED SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


   We derived the selected summary consolidated financial and operating data as of and for the fiscal years ended January 31, 1998, January 30, 1999, January 29, 2000, February 3, 2001 and February 2, 2002 from our audited financial statements and the notes to those statements, which have been incorporated in this prospectus by reference. The selected summary consolidated financial and operating data as of and for the thirteen weeks ended May 5, 2001 and May 4, 2002 have been derived from our unaudited condensed consolidated financial statements and the notes to those statements, which have been incorporated in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such periods and as of such dates. The results for the thirteen weeks ended May 4, 2002 are not necessarily indicative of the results to be expected for the full fiscal year. You should read the following table in conjunction with our consolidated financial statements and the related notes incorporated herein by reference.



                                                     Fiscal Year Ended                         Thirteen Weeks Ended
                                -----------------------------------------------------------  ------------------------
                                January 31, January 30, January 29, February 3, February 2,     May 5,       May 4,
                                   1998        1999        2000        2001        2002          2001         2002
                                ----------- ----------- ----------- ----------- -----------  -----------  -----------
                                (52 weeks)  (52 weeks)  (52 weeks)  (53 weeks)  (52 weeks)          (unaudited)
                                         (In thousands, except share, per share and selected operating data)
Statement Of Operations Data:
Net sales...................... $  113,563  $  143,350  $  174,312  $  209,626  $   241,130  $    60,345  $    70,790
Gross profit...................     34,849      42,941      52,350      63,826       73,728       18,464       21,998
Operating income...............      9,616      11,165      14,446      18,235       18,964        5,645        6,705
Interest expense (income), net.          8         141         422         830          625          152           64
Income before provision for
 income taxes..................      9,608      11,024      14,024      17,405       18,339        5,493        6,641
Net income..................... $    5,933  $    6,790  $    8,660  $   10,812  $    11,553  $     3,419  $     4,217
Earnings per common share:(1)
   Basic:...................... $     0.64  $     0.71  $     0.90  $     1.11  $      1.17  $      0.35  $      0.42
   Diluted:.................... $     0.62  $     0.69  $     0.88  $     1.09  $      1.15  $      0.34  $      0.41
Weighted average shares
 outstanding:(1)
   Basic:......................  9,341,123   9,605,883   9,641,618   9,699,419    9,875,182    9,822,342    9,964,309
   Diluted:....................  9,544,133   9,835,910   9,794,971   9,939,577   10,079,040   10,048,299   10,210,554

Selected Operating Data:
Number of new Hibbett Sports
 stores opened during period...         30          51          51          58           53            7            9
Number of Hibbett Sports stores
 closed during period(2).......          1           2           1           3            5            1            0
Number of Hibbett Sports stores
 open at end of period(3)......        107         156         206         261          309          267          318
Comparable store sales
 increase(4)...................        6.4%        2.7%        2.8%        2.0%         2.7%         3.5%         3.9%
Operating profit margin........        8.5%        7.9%        8.3%        8.7%         7.9%         9.4%         9.5%

Balance Sheet Data:
Working capital................ $   25,649  $   29,127  $   37,831  $   51,684  $    56,334  $    50,698  $    62,996
Total assets...................     53,366      68,552      83,278     101,252      115,315      111,120      121,987
Total debt.....................         --          --       4,391       9,748        3,903        4,614        4,127
Stockholders' investment.......     38,155      45,260      54,201      66,665       80,063       70,953       86,127

--------

(1) All share and per share data reflect the 3 for 2 stock split effected on February 19, 2002.

(2) During fiscal year 1999 we temporarily closed one store, which we reopened in the first quarter of fiscal year 2000.
(3) Does not include Hibbett Superstores and Sports Additions stores.
(4) Comparable store net sales data for a period reflects stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales include only Hibbett Sports and Sports Additions stores.

                                   BUSINESS

General

   We are a rapidly-growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.


   As of May 4, 2002, we operated 338 stores in 20 contiguous states in the southeast, mid-Atlantic, and midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our 318 Hibbett Sports stores, we operated 16 Sports Additions stores and four Hibbett Superstores as of May 4, 2002.



   Since the beginning of fiscal year 1997 through the first quarter ended May 4, 2002, we have expanded from 67 stores to 338 stores. From fiscal year 1997 through fiscal year 2002 net sales and diluted earnings per share have grown at compound annual growth rates of 22.8% and 23.1%, respectively. We have demonstrated positive comparable store sales increases every fiscal year since fiscal year 1997 and reported a comparable store sales increase of 2.7% for the 52-week period ended February 2, 2002 as compared to the same period in the prior fiscal year and 3.9% for the first quarter ended May 4, 2002 as compared to the quarter ended May 5, 2001.




Recent Developments


   On January 10, 2002, we announced a 3 for 2 stock split of our shares of common stock. The stock split was effected in the form of a 50% stock dividend which was distributed on February 19, 2002 to stockholders of record on February 1, 2002.



   As recommended by our Audit Committee, on May 9, 2002 our Board of Directors
(i) dismissed our independent public accountants, Arthur Andersen, and notified Arthur Andersen of such dismissal and (ii) selected KPMG LLP to serve as our independent public accountants for our fiscal year ending February 1, 2003. Please see "Notice Regarding Arthur Andersen LLP," "Risk Factors - Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action," "Risk Factors--You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws" and "Experts."


Business Strategies

   Build on our Leading Position in Small to Mid-Sized Markets. We target markets with county populations that range from 30,000 to 250,000. By targeting these smaller markets and opening our stores in high traffic locations within each market, we believe that we achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs and a more limited competitive environment than generally faced in larger markets. We believe that our presence also serves an important need for our customers, vendors and landlords in these markets, where we are often the only full-line, full-service athletic sporting goods retailer.

   Carry a Full-Line of Athletic Merchandise. We carry a full-line of athletic equipment, footwear and apparel. By providing a wide selection of national and specialty brands at mid to high price points and technically advanced products that are often only available at specialty retailers, we believe that we compare favorably with local competitors and mass merchandisers that have a more limited brand selection. We tailor our merchandise offering to local market tastes on a store by store basis, and we sell a variety of team merchandise and equipment that is designed to meet the needs of customers in our targeted markets.

   Leverage Our Increasing Scale. We believe that through our ongoing store growth and increased purchases we continue to grow in importance to our vendors. We believe our vendors utilize our stores as the primary distribution avenue to reach less accessible customers in small and mid-sized markets. We believe that our growing sales base enhances our ability to obtain more favorable terms and greater allocations of highly sought after product. Since May 2001 we have been receiving direct shipments of containers to our distribution center from our largest vendor, which allows us to obtain new merchandise for our stores more quickly and at a lower cost.


   Maintain a Low Cost Operating Strategy. Our strategy is to cluster stores in existing contiguous markets within a two-hour driving distance of one another, thus enabling us to achieve significant cost benefits, including reduced distribution costs and increased economies of scale from marketing activities. We also benefit from the lower labor and occupancy costs generally associated with small to mid-sized markets. We believe our operating income margins, which were 7.9% in fiscal year 2002, are among the highest among sporting goods retailers.


   Continuous Investment In Our Infrastructure. We seek to continually improve our infrastructure and management information systems. In fiscal 2000, we expanded our distribution center in Birmingham, Alabama by approximately 90,000 square feet to a total of 220,000 square feet, giving us the capacity to service up to 550 stores. We have also made investments in increased automation and expanded cross docking capabilities at this center. In the summer of 2001, we completed installing a new point-of-sale system from Data Vantage at our stores, which gives us enhanced daily information for our merchandising and planning systems. In addition, in January of 2002 we implemented a new warehouse management system from Manhattan Associates.

   Strong Focus on Employees. We strive to hire and maintain an enthusiastic sales force with an avid interest in sports. Our extensive training program focuses on product knowledge and selling skills and is conducted through the use of in-store clinics, videos, self-study courses, and interactive group discussions. Our executive management team has extensive experience both with us and in the industry, with the 18 most senior executives having an average of over 10 years tenure with us and an average of over 20 years in the industry.

Expansion Strategy


   We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nine of these stores through May 4, 2002. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our clustered expansion program, which calls for opening new stores within a two-hour driving distance of an existing Hibbett location, allows us to take advantage of efficiencies in distribution, marketing and regional management. During the last half of fiscal year 2000, we expanded our distribution center to accommodate our recent growth and continued expansion. The facility can support up to 550 stores without additional expansion.

Store Locations


   We operate 338 stores in 20 contiguous states. Of these stores, 126 are located in malls, and 212 are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store. The following table shows the locations in which we operated stores as of May 4, 2002:


                                STORE LOCATIONS


ALABAMA -49      Ft. Walton Beach  Jasper            Columbia           Duncan             Lufkin
Adamsville       Gainsville        Madison           Columbus (2)       Enid               Palestine
Athens           Gulf Breeze       Princeton         Corinth            McAlester          Paris
Auburn           Lake City         Seymour           Flowood            Muskogee           West Orange
Bay Minette      Lake Wales        IOWA -1           Greenville         Okmulgee           VIRGINIA -11
Bessemer         Leesburg          West Burlington   Grenada            Owassa             Bristol
Brewton          Live Oak          KANSAS -6         Hattiesburg        Ponca City         Christiansburg
Birmingham (2)   Okeechobee        Coffeyville       Jackson            Stillwater         Covington
Calera           Palatka           Dodge City        Laurel             Yukon              Farmville
Clanton          Panama City       Emporia           Magee              SOUTH CAROLINA -20 Franklin
Cullman          Santa Rosa        Hays              McComb             Aiken              Galax
Daphne           Sebring           Manhattan         Meridian           Anderson           Martinsville
Decatur          GEORGIA -43       Pittsburg         Natchez            Camden             Norton
Dothan           Albany            KENTUCKY -23      New Albany         Chester            Petersburg
Enterprise       Americus          Ashland           Ocean Springs      Columbia           South Boston
Eufaula          Athens (2)        Bowling Green     Oxford             Greenville         Staunton
Fairfield (2)    Bainbridge        Campbellsville    Pascagoula         Greenwood          WEST VIRGINIA -2
Florence (3)     Brunswick         Corbin            Pearl              Hartsville         Beckley
Ft. Payne        Canton            Danville          Richland           James Island       Morgantown
Gadsen           Carrollton        Elizabethtown (2) Senatobia          Lancaster
Gadendale        Cedartown         Frankfort         Southaven          Laurens
Guntersville     Centerville       Georgetown        Starksville        Lexington
Hartselle        Columbus (3)      Glasgow           Tupelo             Marion
Hoover           Cordele           Hazard            Vicksburg          Murrells Inlet
Huntsville (2)   Cornelia          Henderson         NORTH CAROLINA -30 Myrtle Beach
Jasper           Covington         Hopkinsville      Albemarle          Newberry
Leeds            Dalton            Madisonville      Asheboro           Orangeburg
Madison          Douglasville      Mayfield          Boone              Rock Hill
Montgomery (2)   Ft. Oglethorpe    Morehead          Clinton            Seneca
Muscle Shoals    Gainesville       Murray            Dunn               York
Northport        Hinesville        Owensboro         Elizabeth City     TENNESSEE -30
Oxford           Jesup             Paducah           Elkin              Athens
Pelham           LaGrange          Richmond          Forest City        Chattanooga
Phenix City      Macon             Somerset          Greenville         Cleveland
Prattville       Milledgeville (2) South Williamson  Hendersonville (2) Columbia
Scottsboro       Moultrie          Winchester        Kinston            Cookeville (2)
Selma            Newman            LOUISIANA -10     Lexington          Crossville
Talladega        Rome              Bastrop           Lincolnton         Dickson
Tillmans Corner  Snellville        Crowley           Lumberton          Dyersburg (2)
Troy             St. Mary's        DeRidder          Monroe (2)         Fayetteville
Trussville       Statesboro (2)    Hammond           Morehead City      Greeneville
Tuscaloosa (3)   Thomaston         Monroe            Morganton          Jackson (3)
ARKANSAS -18     Thomasville       Natchitoches      New Bern           Kimball
Batesville       Tifton            New Iberia        Reidsville         Kingsport
Benton           Toccoa            Ruston            Roanoke Rapids     Lebanon
Blytheville      Valdosta (3)      Thibodaux         Rockingham         Martin
Cabot            Vidalia           Winnsboro         Salisbury          Maryville
Conway (2)       Villa Rica        MISSOURI -11      Sanford            McMinnville
El Dorado        Waycross          Hannibal          Shelby             Morristown
Forrest City     ILLINOIS -7       Jefferson City    Southern Pines     Murfreesboro
Harrison         Carbondale        Kennett           Washington         Nashville
Hot Springs      Centralia         Kirksville        Whiteville         Paris
Jonesboro        Charleston        Moberly           Wilson             Ripley
Magnolia         Galesburg         Poplar Bluff      OHIO -3            Springfield
Paragould        Harrisburg        Rolla             Heath              Tullahoma
Pine Bluff       Mt. Vernon        Sedalia           Mt. Vernon         Union City
Rogers           Quincy            Siketon           New Boston         Winchester
Russellville     INDIANA -9        St. Roberts       OKLAHOMA -14       TEXAS -9
Searcy           Bedford           Warrensburg       Ada                Athens
Van Buren        Columbus          MISSISSIPPI -28   Altus              Cleburne
FLORIDA -14      Crawfordsville    Batesville        Ardmore            Early
Chiefland        Greencastle       Clarksdale        Bartlesville       Greenville
Destin           Greensburg        Clinton           Chickasha          Longview

   Site Selection. We select locations for future stores in counties with populations that range from 30,000 to 250,000. Within these counties, we target high traffic locations, either in a strip shopping center which is generally the center of commerce within the area and which is generally anchored by a Wal-Mart store or in an enclosed mall where we seek, and often obtain, an exclusive lease that precludes other athletic sporting goods or athletic footwear stores from opening in the same facility, if they are not already present. A majority of our enclosed mall leases contain such an exclusive lease provision. In addition, almost all of our leases contain a "kick-out" option, which enables us to terminate the lease (usually without penalty) if the location fails to achieve certain levels of performance. New store sites are generally within a two hour driving distance from an existing store, though we aim to space stores far enough apart as to avoid placing them in direct competition with one another. After these criteria are satisfied, we base our final decision to open a store on the availability of the site, the attractiveness of a particular site's economic profile and local market conditions.


Store Concepts

  Hibbett Sports


   Our primary retail format is Hibbett Sports, which average approximately 5,000 square feet per store and are located in enclosed malls and in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store. Hibbett Sports stores offer a full-line of quality, brand name merchandise with an emphasis on team and individual sports. In addition, we strive to localize our merchandise to appeal to a wide range of customers within each market. In our Hibbett Sports stores, we use decorative sports design and signage to create an exciting in-store sports atmosphere to channel customers into our stores.


  Sports Additions and Hibbett Superstores

   Our 16 Sports Additions stores are small, mall-based stores, averaging 1,500 square feet with approximately 90% of merchandise consisting of athletic footwear and the remainder consisting of caps and a limited assortment of apparel. Sports Additions stores offer a broader assortment of athletic footwear, with a greater emphasis on fashion than the athletic footwear assortment offered by Hibbett Sports stores. Our four Hibbett Superstores average 25,000 square feet and are designed to project the same exciting and entertaining in-store sports atmosphere as Hibbett Sports stores but on a larger scale. We currently do not plan to open any new Sports Additions stores or Hibbett Superstores.

Merchandising

   Merchandising Strategy. Our merchandising strategy is to provide a broad assortment of quality athletic equipment, footwear and apparel at competitive prices in a full service environment. Our stores offer a broad selection of brand name merchandise with an emphasis on team and individual sports. This merchandise mix is complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. We also operate on the basis of everyday fair pricing. Unlike many of our competitors, who periodically reduce retail prices as part of special sales promotions, our policy is to only markdown the price of specific goods that have experienced slow sales. We further differentiate ourselves from mass merchandisers who sell limited assortments of similar product lines by offering higher quality products at mid to high price points, as well as technically advanced products that are often available only at specialty retailers. For example, we offer baseball and softball bats ranging in price from $18.00 to $300.00 and baseball and softball gloves ranging in price from $18.00 to $210.00.

   Brand Name Merchandise. Our stores emphasize quality brand name merchandise. We believe that the breadth and depth of our brand name merchandise selection generally exceeds the merchandise selection carried by local independent competitors. Many of these branded products are highly technical and require considerable sales assistance. We coordinate with our vendors to educate the sales staff at the store level on new products and trends.

   The following list represents the leading brand names offered by us:

        Equipment                  Footwear                    Apparel
        ---------                  --------                    -------
         Easton                     Adidas                     Adidas
        Everlast                   Converse                Campus Designs
      Fitness Quest                 K-Swiss                   Champion
        Harbinger                 New Balance                  Fossil
   Louisville Slugger                Nike                  Gear for Sport
         Mizuno                     Reebok                    Majestic
        Rawlings                  Timberland                   New Era
        Spalding                                                Nike
           TKO                                                 Oakley
           USA                                                 Reebok
         Wilson                                                Russell
      Worth Sports                                          Under Armour

   Regional Merchandise. Although the core merchandise assortment tends to be similar for each Hibbett Sports store, important local or regional differences frequently exist. Accordingly, our stores regularly offer products that reflect preferences for particular sporting activities in each community and local interest in college and professional sports teams. Our knowledge of these interests, combined with access to leading vendors, enables Hibbett Sports stores to react quickly to emerging trends or special events, such as college or professional championships.

   Purchasing. Our merchandise staff analyzes current sporting goods trends by maintaining close relationships with vendors, monitoring sales at competing stores, utilization of information systems, communicating with customers, store managers and personnel and reviewing industry trade publications. The merchandise staff works closely with store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities.

Vendor Relationships


   The athletic sporting goods retail business is very brand name driven. Accordingly, we maintain relationships with a number of well known sporting goods vendors to satisfy customer demand. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to reach customers in our target markets. As a result, we are able to attract considerable vendor interest and establish long-term partnerships with vendors. As our vendors expand their product lines and grow in popularity, we expand sales and promotions of these products within our stores. In addition, as we continue to increase our store base and enter new markets, our vendors have been able to increase their brand presence within our markets. We believe that our growing sales base enhances our ability to obtain more favorable terms and greater allocations of highly sought after product. We also work with our vendors to establish cooperative marketing programs including, among other things, the distribution of advertising circulars and catalogues and direct mail programs. Our management believes that we maintain excellent working relationships with our vendors. During fiscal year 2002, our largest vendor, Nike, represented approximately 27% of our total purchases.


Advertising and Promotion


   We target special advertising opportunities in our markets to increase the effectiveness of our advertising budget. In particular, we prefer advertising in local media as a way to further differentiate us from national chain competitors. Substantially all of our advertising and promotional spending is centrally directed, with some funds allocated to district managers on an as-requested basis. Print advertising, including newspaper inserts and direct mail to customers, serves as the foundation of our promotional program and accounted for the majority of our total advertising costs in fiscal year 2002. Other advertising means, such as outdoor billboards and signage on our Hibbett trucks, are used to reinforce our name recognition in the community. We also use cooperative marketing programs with our vendors to reach our customers, which allows us to further reduce our advertising costs.

Customer Satisfaction

   Customer Service. Commitment to customer satisfaction and service is an integral part of our operating strategy. We emphasize customer service in order to build loyalty and generate repeat business. We strive to hire enthusiastic sales personnel with an avid interest in sports and provide them with extensive training to create a sales staff with strong product knowledge, dedicated to customer service. We also offer services such as special order programs, monogramming, sewing and screening services and large order processing for local groups in an effort to further maximize customer satisfaction.

   Training. We provide continuing sales and technical/product training for our sales personnel. A key part of the training process is our testing program. All store personnel are required to take a written test and perform role playing exercises before moving on to a higher sales position and ultimately advancing within the organization. We utilize a number of training tools to develop competent salespeople and future managers, including: (i) a two-part salesperson training program designed to teach new hires and seasoned employees how to be effective salespeople; (ii) a continuing product/technical training program taught through in-store clinics, instructional manuals or video presentations designed to educate the sales personnel on technical facets and the use of a particular product; and (iii) store training meetings designed to educate all salespeople at the store level as a group on a particular topic.

Distribution


   We maintain a single 220,000 square foot distribution center in Birmingham, Alabama, which services our existing stores. The distribution process is centrally managed from our corporate headquarters, which is located in the same building as the distribution center. To support our continued expansion, we added approximately 90,000 square feet to the facility in fiscal year 2000. We have made investments in increased automation and expanded cross docking capabilities at this center. In addition, in May 2001 we began receiving direct shipments of containers to our distribution center from our largest vendor, which allows us to obtain new merchandise for our stores more quickly and at a lower cost. We believe strong distribution support for our stores is a critical element of our expansion strategy and is central to our ability to maintain a low cost operating structure. As we continue to expand our store base, we intend to open new stores in locations that can be supplied from our existing distribution center.


   We receive substantially all of our merchandise at our distribution center. For key products, we maintain backstock at the distribution center that is allocated and distributed to stores through an automatic replenishment program based on items sold during the prior week. Merchandise is typically delivered to stores weekly via company-operated vehicles.

Management Information Systems

   We utilize integrated information systems centralized at the corporate level. Our systems are designed to track product movement throughout the store base. Detailed transaction records are accumulated on each store's Point of Sale (POS) system and polled nightly. This information is communicated to the merchandise buyers, who use our Merchandise Management System (MMS) to order merchandise as needed.

   Our MMS, written by Island Pacific (IP) Software, reports purchasing, receiving, shipping, sales and individual SKU level inventory stocking information. Information from our Data Vantage POS system is regularly reviewed and analyzed by the purchasing staff to assist in making merchandise allocation and markdown decisions. We use an automatic reorder system to maintain in-stock positions on key items. This system provides management with the information needed to determine the proper timing and quantity of reorders. Through the IP and Data Vantage Software packages, we are able to accommodate different retail prices for the same item at different stores and as a result price merchandise competitively by market. Our Warehouse Management System, the Pick Management System (PkMS) from Manhattan Associates, along with our Lawson Financial Management System, round out our best of breed approach to systems.


Properties


   We currently lease all of our existing 338 store locations and expect that our policy of leasing rather than owning will continue as we expand. Our leases typically provide for terms of five to seven years which may be extended at our option. We believe that this lease strategy enhances our flexibility to pursue various expansion opportunities resulting from changing market conditions and to periodically re-evaluate store locations. Our ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases and recruiting and training additional qualified management personnel.



   As current leases expire, we believe that we will be able either to obtain lease renewals if desired for present store locations or to obtain leases for equivalent or better locations in the same general area. To date, we have not experienced any significant difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores.


   Our offices and the distribution center are leased under an operating lease expiring in 2014.

Competition


   Hibbett Sports format stores compete with national chains that focus on athletic footwear, local sporting goods stores, department and discount stores, traditional shoe stores and mass merchandisers. The marketplace for sporting goods remains highly fragmented, as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. In recent years, the growth of large format retailers (such as The Sports Authority, Inc.) has resulted in significant consolidation in large metropolitan markets. However, we believe that the competitive environment for sporting goods remains different in small to mid-sized markets where retail demand does not currently support larger-format stores. In these markets, customers generally shop for sporting goods at either (i) a discount store or department store, (ii) a sporting goods retailer that focuses on a specialty category, such as athletic footwear, or an activity, such as golf or tennis, and that is either an independent local operator or part of a national chain or
(iii) a full-line sporting goods retailer that is typically a single-store operation or part of a small chain.


   With over 30 years of operating experience in small to mid-sized markets, we believe that we are well-positioned to continue to compete effectively against such other sporting goods retailers. Compared to us, (i) discounters and department stores typically offer more limited sporting goods assortments, fewer high-quality name brands and more limited customer service; (ii) specialty sporting goods retailers typically focus on a specific category, such as athletic footwear, or an activity, such as golf or tennis, and therefore lack the wide range of products offered by us; and (iii) local full-line sporting goods retailers are typically single store operations that lack our systems, vendor relationships and economies of scale.

Employees

   As of February 2, 2002, we employed approximately 1,020 full-time and approximately 1,607 part-time employees, none of whom are presently represented by a labor union. The number of part-time employees fluctuates depending on seasonal needs. We consider our relationship with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

Legal Proceedings

   We are a party to various legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our business, financial position or results of operations.

                             SELLING STOCKHOLDERS


   As of July 11, 2002, approximately 19.5% of our common stock was owned by The SK Equity Fund, L.P. and SK Investment Fund, L.P (together, the "Funds"). The Funds made their original investment in us in 1995. The Funds are selling all of the remaining shares of our common stock that they beneficially own to realize the remaining value of their original investment after holding such shares for a long period of time.


   The following table sets forth certain information concerning the shares of our common stock held and to be offered under this prospectus from time to time by each of the Funds and assumes the sale of all the shares of our common stock included herein. Because the Funds may sell all, some or none of their shares included in this prospectus, we cannot estimate the number and percentage of shares that the Funds will hold after any particular sale.


                                       Beneficial Ownership Beneficial Ownership
                                       Prior to Offering    After Offering
                                       -------------------  -------------------
                    Name                Shares     Percent  Shares    Percent
                    ----                ---------  -------  ------    -------
        The SK Equity Fund, L.P....... 1,938,871    19.30%    0          0%
        SK Investment Fund, L.P.......    21,210     0.20%    0          0%
                                        ---------   -----     -          -
           Total:..................... 1,960,081    19.50%    0          0%
                                        =========   =====     =          =


   SKM Partners, L.P. is the general partner of each of the Funds. Saunders Karp & Megrue Partners, L.L.C. is the general partner of SKM Partners, L.P., and Messrs. Saunders, Karp and Megrue are the authorized members of Saunders Karp & Megrue Partners, L.L.C.

   John F. Megrue and Thomas A. Saunders, III are partners of SKM Partners, L.P. F. Barron Fletcher, III is a partner of SKM Growth Investors, an affiliate of SKM Partners, L.P. Mr. Megrue has been the Chairman of our board of directors, and Messrs. Saunders and Fletcher have been members of our board of directors since 1995.

   On November 1, 1995, we entered into an advisory agreement with Saunders Karp & Megrue, L.P. ("SKM"), the general partner of which is SKM Partners L.P., which is also the general partner of each of the Funds. Pursuant to the advisory agreement SKM has agreed to provide certain financial advisory services to us. In consideration for these services, SKM is entitled to receive an annual fee of $200,000, payable quarterly in advance. We also have agreed to indemnify SKM for certain losses arising out of the provision of advisory services and to reimburse certain of SKM's out-of-pocket expenses. We and SKM have agreed that the advisory agreement will terminate when the Funds sell all of the shares of our common stock that they beneficially own.

                             PLAN OF DISTRIBUTION

   The selling stockholders may offer and sell shares of our common stock being offered by this prospectus from time to time in a number of ways, including:

  .   through agents to the public or to one or more purchasers;

  .   through dealers to the public or to one or more purchasers;

  . to or through underwriters for resale to the public or to one or more purchasers;

  .   directly to one or more purchasers; or

  .   through a combination of such methods.

   The selling stockholders may offer and sell shares of our common stock being offered by this prospectus from time to time in one or more transactions at:

  .   a fixed price or prices, which may be changed;

  .   market prices prevailing at the time of sale;

  .   prices related to the prevailing market prices; or

  .   negotiated prices.

   The transactions in which selling stockholders may offer and sell shares of our common stock being offered by this prospectus directly to purchasers or through underwriters, dealers or agents at fixed, market or negotiated prices include:

  .   sales directly into the trading market for the common stock;

  .   block transactions;

  .   underwritten offerings; or

  .   privately negotiated sales.

Agents

   The selling stockholders may designate agents from time to time to solicit purchases of our common stock. The selling stockholders may also sell shares of our common stock to an agent as a principal.

Dealers

   If the selling stockholders utilize a dealer in the sale of shares of our common stock being offered by this prospectus, the selling stockholders will sell the shares to the dealer, as principal. The dealer may then resell the shares of our common stock to the public at varying prices to be determined by the dealer at the time of resale.

Underwriters

   If shares of common stock are sold in underwritten offerings, the underwriters may acquire the shares for their own account. The underwriter may resell the shares of our common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, at market prices determined at the time of sale, at prices related to such market price or at negotiated prices. The selling stockholders will execute an underwriting agreement with the underwriter at the time of sale, and the obligations of the underwriter to purchase the shares of our common stock will be subject to the conditions set forth in such applicable underwriting agreement. The selling stockholder, or the purchasers of the shares of our common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts and commissions. The underwriter may sell the shares of our common stock to or through dealers, in a syndicate or otherwise, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

Direct Sales

   The selling stockholders may also sell the shares of our common stock directly to one or more purchasers without using underwriters, dealers or agents.

   To facilitate the offering of the shares of our common stock, persons participating in the offering may engage in transactions that stabilize or maintain the price of the shares. This may include over-allotments of the shares of our common stock, which involve the sale by persons participating in the offering of more shares than the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments by making purchases in the open market or by exercising any over-allotment option. In addition, these persons may stabilize or maintain the price of the shares of our common stock by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

   In addition, persons participating in the offering may engage in short sales. Shorts sales involve the sale by these persons of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than such person's option to purchase additional shares from the selling stockholder in the offering. These persons may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, these persons will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. These persons must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if these persons are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.


   Any underwriter who is a qualified market maker on the Nasdaq National Market may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the shares. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the shares of our common stock; if all independent bids are lowered below the passive market marker's bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M.


   We will set forth in a prospectus supplement the terms of the offering of the shares of our common stock, including:

  .   the name or names of any agents, dealers or underwriters;

  . the purchase price of the shares of our common stock being offered and the proceeds the selling stockholder and we will receive from the sale;

  . any over-allotment options under which the underwriters may purchase additional shares of our common stock from the selling stockholders;

  . any agency fees or underwriting discounts or other items constituting agents' or underwriters' compensation;

  .   any public offering price; and

  .   any discounts or commissions allowed or reallowed or paid to dealers.

   Dealers and agents participating in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act. Any discounts and commissions received by underwriters, dealers and agents, and any profit realized by them on resale of the shares, may be deemed to be underwriting discounts and commissions. The selling stockholders may agree to indemnify any underwriter, dealer or broker-dealer or agent that participates in transactions involving sales of the shares of our common stock against certain liabilities, including liabilities under the Securities Act.

   The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, New York, New York. From time to time Latham & Watkins renders certain legal services to the Funds.

                                    EXPERTS




   The consolidated financial statements and schedule of Hibbett Sporting Goods, Inc. and subsidiaries as of February 2, 2002, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



   The audited consolidated financial statements incorporated by reference in this prospectus for the fiscal years ended January 29, 2000 and February 3, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified these financial statements for the fiscal years ended January 29, 2000 and February 3, 2001, as required by Section 7 of the Securities Act. Accordingly, we have included these financial statements in reliance on Rule 437a under the Securities Act. Due to the lack of Arthur Andersen's written consent to the inclusion of its reports in this prospectus, Arthur Andersen will not have any liability under Section 11 of the Securities Act for false and misleading statements and omissions contained in the prospectus, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements will be limited.




                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Commission a registration statement (of which this prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 pursuant to the Securities Act with respect to the common stock being offered in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information about us and the securities offered hereby, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part thereof.

   We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, file annual and quarterly reports, proxy statements and other information with the Commission. The registration statement, the exhibits and schedules forming a part thereof and other information filed by us with the Commission in accordance with the Exchange Act can be inspected and copies obtained at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information regarding the Commission's public reference facility by calling 1-200-SEC-0330. Our reports, the registration statement and other information filed by us with the Commission are also available at the Commission's website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1801 K Street, N.W., Washington, D.C. 20006.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus is considered to be part of this prospectus. In addition, information we file with the Commission in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference:


  . our annual report on Form 10-K for the year ended February 2, 2002, as amended by our Form 10-K/A and Form 10-K/A(2);



  .   our quarterly report on Form 10-Q for the period ended May 4, 2002;


  . the description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 3, 1996, including any amendments or reports filed for the purpose of updating the descriptions;


  . our current report on Form 8-K/A, dated May 9, 2002, filed with the Commission on June 26, 2002; and


  . any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities we are offering.

   We will provide free copies of any of these documents if you write us at 451 Industrial Lane, Birmingham, Alabama 35211, or telephone us at (205) 942-4292.

================================================================================


                               1,960,081 Shares


[LOGO] HIBBETT SPORTS

                                 Common Stock


                               -----------------


                                  PROSPECTUS


                                       , 2002


                               -----------------


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


Registration Fee...................................................... $  4,500
Legal Fees............................................................   75,000
Accounting Fees.......................................................   50,000
Miscellaneous.........................................................    9,500
                                                                       --------
   Total.............................................................. $139,000
                                                                       ========


   Each of the amounts set forth above, other than the Registration Fee, is an estimate.

Item 15.  Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Act permits the Registrant to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to actions by, or in the right of the corporation against, such individuals, indemnification is not permitted as to any matter as to which such person "shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper." Individuals who are successful in the defense of such action are entitled to indemnification against expenses reasonably incurred in connection therewith. The bylaws of the Registrant require the Registrant to indemnify directors and officers against liabilities which they may incur under the circumstances set forth in the preceding paragraph.

Item 16.  Exhibits.

   The following exhibits are filed as part of this Registration Statement:


Exhibit
Number                                        Description
------                                        -----------

    * 4.1 Form of Share Certificate

   ** 5.1 Opinion of Latham & Watkins

    +23.1 Consent of KPMG LLP

   **23.2 Consent of Latham & Watkins (included in Exhibit 5.1 to this Registration Statement)

   **24.1 Power of Attorney

--------
+  Filed herewith.
* Filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023) filed with the Securities and Exchange Commission on September 16, 1996, and incorporated herein by reference.
** Previously filed.

Item 17.  Undertakings

   (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously discussed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securitie Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on July 12, 2002.


                                              HIBBETT SPORTING GOODS, INC.

                                              By:      /s/  GARY A. SMITH
                                                  -----------------------------
                                                          Gary A. Smith
                                                    Vice President and Chief
                                                        Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                        Title                  Date
          ---------                        -----                  ----

              *
-----------------------------  President, Chief Executive
     Michael J. Newsome          Officer and Director         July 12, 2002

              *                Vice President and Chief
-----------------------------    Financial Officer
        Gary A. Smith            (Principal Financial and
                                 Accounting Officer)          July 12, 2002

              *
-----------------------------
       John F. Megrue          Director                       July 12, 2002

              *
-----------------------------
      Clyde B. Anderson        Director                       July 12, 2002

              *
-----------------------------
   F. Barron Fletcher, III     Director                       July 12, 2002

              *
-----------------------------
   Thomas A. Saunders, III     Director                       July 12, 2002

              *
-----------------------------
       H. Ray Compton          Director                       July 12, 2002

              *
-----------------------------
        Carl Kirkland          Director                       July 12, 2002

    * /s/  Gary A. Smith
-----------------------------
      Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit
Number                                        Description
-------                                       -----------

     *4.1 Form of Share Certificate

    **5.1 Opinion of Latham & Watkins

    +23.1 Consent of KPMG LLP

   **23.2 Consent of Latham & Watkins (included in Exhibit 5.1 to this Registration Statement)

   **24.1 Power of Attorney

--------
+  Filed herewith.
* Filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023) filed with the Securities and Exchange Commission September 16, 1996, and incorporated herein by reference.
** Previously filed.